UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Osage Exploration and Development, Inc.

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

68771L107

(CUSIP Number)

James W. Larimore, Esq. 20 North Broadway, Suite 1800 Oklahoma City, Oklahoma 73102 (405) 235-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 6, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13D-1(e), 240.13D-1(f) or 240.13D-1(g), check the following box.  ☐

CUSIP No. 68771L107
1.	Names of Reporting Persons: I.R.S. Identification Nos. of Above Persons (entities only) E. Peter Hoffman, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF, OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,220,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,220,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,220,000
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11: 13.3%
14.	Type of Reporting Person (See Instructions): IN

Schedule 13D	Page 2 of 5 Pages

This Amendment No. 1 (this “First Amendment”) to Schedule 13D is filed by E. Peter Hoffman, Jr. (the “Reporting Person”) with respect to the Reporting Person’s beneficial ownership of shares of common stock, par value $0.0001 per share (the “Common Stock”), of Osage Exploration and Development, Inc., a Delaware corporation (the “Issuer”). This First Amendment amends the initial statement on Schedule 13D filed by the Reporting Person on July 3, 2008 (the “Prior 13D”). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Prior 13D. Except as indicated herein, the information set forth in the Prior 13D remains unchanged.

Item 1.	Security and Issuer.

The information set forth in the Prior 13D with respect to this Item has not changed as of the date of this First Amendment.

Item 2. Identity and Background.

The information set forth in the Prior 13D with respect to this Item has not changed as of the date of this First Amendment.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in the Prior 13D is supplemented as follows. On April 6, 2011, using personal funds available to him, the Reporting Person loaned $200,000 to the Issuer in order to finance the Issuer’s acquisition of certain oil and natural gas leasehold interests. In exchange for such loan, the Reporting Person received 250,000 shares of Common Stock from the Issuer as a loan fee and prepaid interest. For additional information relating to this loan transaction, see the disclosure below under Item 5(c).

Item 4.	Purpose of Transaction.

The Reporting Person has acquired Common Stock of the Issuer for investment purposes. As of the date of this First Amendment, the Reporting Person does not have any plans or proposals that relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; provided, however, that the Reporting Person may, from time to time, acquire or dispose of shares of Common Stock for investment purposes;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer’s board of directors;

Schedule 13D	Page 3 of 5 Pages

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer’s business or corporate structure;

(g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) As of the date of this First Amendment, the Reporting Person is the beneficial owner of 6,220,000 shares of Common Stock, which constitutes 13.3% of the outstanding shares of Common Stock. The beneficial ownership percentage of the Reporting Person is calculated based on 46,899,775 shares of Common Stock outstanding, which consists of 46,649,775 shares of Common Stock outstanding as of March 15, 2011, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 18, 2011, plus 250,000 shares of Common Stock issued to the Reporting Person on April 6, 2011, as described elsewhere herein.

(b) The Reporting Person has sole voting and dispositive power with respect to all of the 6,220,000 shares of Common Stock beneficially owned by him.

(c) On April 6, 2011, the Reporting Person acquired 250,000 shares of Common Stock from the Issuer in a private transaction exempt from registration under the federal securities laws. These shares of Common Stock were issued to the Reporting Person as a loan fee and prepaid interest in connection with the loan of $200,000 by the Reporting Person to the Issuer and in lieu of any other interest payment. The Issuer approached the Reporting Person and negotiated for this loan in order to finance the Issuer’s acquisition of certain oil and natural gas leasehold interests. The Issuer has agreed to mortgage the acquired leasehold interests in favor of the Reporting Person as security for such loan. The loan will mature and the principal balance thereunder will become due and payable on August 6, 2011. The Reporting Person has valued the shares received in connection with this loan at $0.15 per share, the average of the high and low prices for the Common Stock traded on the over-the-counter bulletin board on April 6, 2011, for a total consideration of $37,500.

In addition to the foregoing, in order to avoid any doubt, the Reporting Person wishes to confirm that the consulting arrangement between the Reporting Person and the Issuer described in the Prior 13D terminated according to its terms on or about July 1, 2009. As a result, the Reporting Person no longer renders any consulting or other services to the Issuer.

Schedule 13D	Page 4 of 5 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The 250,000 shares of Common Stock issued to the Reporting Person as a loan fee and prepaid interest have not been registered under the Securities Act. Accordingly, such shares of Common Stock are “restricted securities” within the meaning of Rule 144 of the Securities Act and can be sold or otherwise transferred only if certain conditions are met.

Item 7.	Material to Be Filed as Exhibits.

None.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: April 8, 2011	/s/ E. Peter Hoffman, Jr.
E. Peter Hoffman, Jr.

Schedule 13D	Page 5 of 5 Pages